UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 2, 2020

Commission File Number 1-10167

WESTPAC BANKING CORPORATION

(Translation of registrant’s name into English)

275 KENT STREET, SYDNEY, NEW SOUTH WALES 2000, AUSTRALIA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F         ☒                  Form 40-F          ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Incorporation by Reference

The information contained in this Report on Form 6-K, excluding the information set forth in Exhibit No. 1, Exhibit No. 2 and Exhibit No. 3, shall be incorporated by reference in the prospectuses relating to the Registrant’s securities contained in the Registrant’s Registration Statements on Form F-3 (File Nos. 333-228295, 333-228294 and 333-220373), as such prospectuses may be amended or supplemented from time to time.

On April 2, 2020, Westpac announced the appointment of Mr Peter King as Chief Executive Officer. The appointment is for a 2 year fixed term, with an option to extend the term by mutual agreement.

The Chairman of Westpac, Mr John McFarlane, announced in the Chairman’s letter to shareholders on April 2, 2020 that the Board has fully supported the CEO’s recommendation that annual short-term incentives for 2020 be cancelled for the CEO and the Group Executives.

Mr McFarlane also announced that risk aspects of the Board should be handled differently, with regulatory and legal investigations and remediation, including financial crime remediation, handled by a separate committee, the Board Legal and Regulatory Committee, allowing the Board Risk and Compliance Committee to focus on setting, and ensuring adherence to, risk appetite, current and future credit policies, market and operational risks as well as mitigating them. Each committee with have a different mix of Directors.

In addition, the Board Nominations Committee, which deals primarily with the appointment of Directors, will now also oversee governance developments, as well as key management appointments reporting to the CEO, to ensure effective bench strength as well as ensuring Westpac has people with future CEO potential in these positions.

In addition to technology, the Board Technology Committee will also oversee data.

Index to Exhibits

Exhibit
No.	Description

1	ASX Release - Peter King appointed Westpac CEO
2	ASX Release - Chairman’s Letter to Shareholders
3	ASX Release - RBNZ announces freeze on NZ Bank dividends

Disclosure regarding forward-looking statements

The information contained in this Report on Form 6-K contains statements that constitute “forward-looking statements” within the meaning of section 21E of the U.S. Securities Exchange Act of 1934.  Forward-looking statements are statements about matters that are not historical facts.  Forward-looking statements appear in a number of places in this Report and include statements regarding our intent, belief or current expectations with respect to our business and operations, market conditions, results of operations and financial condition.

We use words such as ‘will’, ‘may’, ‘expect’, ‘indicative’, ‘intend’, ‘seek’, ‘would’, ‘should’, ‘could’, ‘continue’, ‘plan’, ‘aim’, ‘probability’, ‘risk’, ‘forecast’, ‘likely’, ‘estimate’, ‘anticipate’, ‘believe’ or other similar words to identify forward-looking statements.  These forward-looking statements reflect our current views with respect to future events and are subject to change, certain risks, uncertainties and assumptions which are, in many instances, beyond our control and have been made based upon management’s expectations and beliefs concerning future developments and their potential effect upon us. There can be no assurance that future developments will be in accordance with our expectations or that the effect of future developments on us will be those anticipated.  Should one or more of the risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results could differ materially from the expectations described in this Report.  Factors that may impact on the forward-looking statements made include, but are not limited to, those described in the section entitled ‘Risk factors’ in Westpac’s 2019 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission, as well as the ongoing impact of COVID-19.  When relying on forward-looking statements to make decisions with respect to us, investors and others should carefully consider such factors and other uncertainties and events.  We are under no obligation, and do not intend, to update any forward-looking statements contained in this Report, whether as a result of new information, future events or otherwise, after the date of this Report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTPAC BANKING CORPORATION
(Registrant)

Date:	April 2, 2020	By:	/s/ Yvette Adiguzel
Yvette Adiguzel
Tier One Attorney